

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 4, 2017

<u>Via E-mail</u>
Mark E. Tryniski
President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214

> **Re:** **Community Bank System, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 8, 2016**
> **File No. 333-214961**

Dear Mr. Tryniski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please disclose the number of shares you expect to issue to former Merchants Bancshares shareholders. Please also disclose that the merger is subject to a floor price and a related termination right, as described on pages 6 and 79.

<u>Representations and Warranties, page 76</u>

2. We note your statement that the representations and warranties of each of Merchants and Community Bank System in the merger agreement have been made "solely for the benefit of the other party . . . ." Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

Exhibit 8.1 – Opinion of Goodwin Procter LLP

3.   To the extent that counsel intends to provide a short form opinion, then please have counsel revise Exhibit 8.1 to state that the discussion in the prospectus under "Material Federal U.S. Income Tax Consequences of the Merger" is counsel's opinion. Also please revise your disclosure at bottom of page 54 to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement that the "parties intend for the Merger to qualify as a 'reorganization' . . .") and state clearly that the disclosure in the tax consequences section is counsel's opinion. Otherwise, if the opinion is intended to be provided in long form, then have counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

4.   Please have counsel revise paragraph three on page one to remove the assumption regarding qualification as a merger under Delaware law, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

5.   We note the statement in the last paragraph that the opinion is being provided to Merchants and "may not be relied upon by any other person or entity . . . ." Please have counsel revise to remove any implication that shareholders cannot rely upon the tax opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Attorney-Advisor
Office of Financial Services

cc: Andrew P. Alin, Esq.